IGM BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)

Financial Report

Year Ended December 31, 2022

With Report of Independent Registered Public Accounting Firm

SEC ID 8 – 70633
This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.

Table of Contents



CLARK SCHAEFER HACKETT
BUSINESS ADVISORS
One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
IGM Brokerage, LLC
Carmel, Indiana

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IGM Brokerage, LLC as of December 31, 2022, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of IGM Brokerage, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of IGM Brokerage, LLC's management. Our responsibility is to express an opinion on IGM Brokerage, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to IGM Brokerage, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements for Customers Under Rule 15c3-3 on pages 9-10 have been subjected to audit procedures performed in conjunction with the audit of IGM Brokerage, LLC's financial statements. The supplemental information is the responsibility of IGM Brokerage, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Clark, Schaefer, Hackett & Co.

We have served as IGM Brokerage, LLC's auditor since 2022.

Cincinnati, Ohio
March 30, 2023

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cshco.com

IGM BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

Cash	$	113,154
Note receivable		35,417
Due from representatives		8,123
Commissions receivable		6,738
Prepaid expenses		1,883
TOTAL ASSETS	$	165,315

LIABILITIES AND MEMBERS' EQUITY

Commissions payable	$	6,615
Accounts payable and accrued expenses		5,021
Total Liabilities		11,636
Members' Equity		153,679
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	165,315

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

IGM BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues

Private Placement Revenue	$	599,400
Commission Sharing Revenue		140,806
Total Revenues		740,206

Operating Expenses

Commissions		670,832
Professional fees		43,104
Regulatory expenses		19,752
Note amortization		14,583
Software fees		7,106
Rent expense		4,500
Other expenses		5,361
Total Operating Expenses		765,238
Net loss	$	(25,032)

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

IGM BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

Balance - January 1, 2022	$	7,634
Member contributions		171,077
Net loss		(25,032)
Balance - December 31, 2022	$	153,679

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

IGM BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(25,032)
Adjustments to reconcile net loss to cash used from operating activities:		
Amortization		14,583
Non-Cash expenses		10,477
Changes in Assets and Liabilities:		
Increase in due from representatives		(8,123)
Increase in commissions receivable		(6,738)
Increase in prepaid expenses		(673)
Increase in commissions payable		6,615
Increase in accounts payable		5,021
Net cash used by operating activities		(3,870)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Issuance of Notes Receivable		(50,000)
Net cash used by investing activities		(50,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash capital contributions		160,600
Net Cash provided by financing activities		160,600
NET INCREASE IN CASH		106,730
CASH:		
Cash - January 1, 2022		6,424
Cash - December 31, 2022	$	113,154

Supplemental non-cash disclosure:
Capital contribution of $10,477 include business expenses owed to members
who accepted equity in lieu of payment.

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

IGM Brokerage, LLC (the "LLC") was incorporated in September 8, 2020 in the State of North Carolina. The LLC is registered with the U.S. Securities and Exchange Commission ("SEC"). The LLC is also a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). The LLC's Membership Application to the Financial Industry Regulatory Authority ("FINRA") was approved on April 20, 2022. The LLC's primary business activities are private placement of securities and commission sharing with other broker-dealers. The LLC is also approved as a mutual fund retailer and broker selling variable life insurance or annuities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash consists of funds maintained in a checking account held at financial institutions.

Revenue Recognition
Private Placement Fees: The LLC generates income through the securing of investors to purchase private placements of securities, and other financial instruments for portfolio companies and funds. Revenue is generally recognized at a point in time upon closing of the equity raise in which the LLC earns a percentage, and the amount can be determined. In 2022, the LLC earned revenue of $599,400 through the sale of certain private securities.

Commission Sharing Fees: The LLC has agreements with unaffiliated broker-dealers where in the LLC receives a portion of the commissions for the execution of financial products and securities for customers the LLC introduces to said unaffiliated broker-dealers. The LLC is dependent on the broker-dealers it has commission sharing agreements with to provide notice of commissions generated by LLC customers under the commission sharing agreement. Revenue is recognized at a point in time by the LLC on any commissions paid by the broker-dealers in the period in which is earned or received. Revenue from commission sharing totaled $140,806 in 2022.

Income Taxes
The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code the LLC elected to be taxed as a partnership. Accordingly, the individual member reports their distributive share of the LLC's income or loss and credits on the member's individual federal tax return. Similar provisions apply for state and local income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

The LLC has adopted the provisions of FASB ASC Topic 740, *Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position")*. This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The LLC has evaluated its tax position as of December 31, 2022, and does not expect any material adjustments to be made.

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NOTE 3 – LEASE ACCOUNTING:

In connection with ASC Topic 842 ("ASC Topic 842") leases are accounted for lease obligations. As of December 2022, there are no leases entered into by the LLC. There is no corresponding recognition of a lease obligation on the statement of financial condition as the LLC does not have an obligation to record a right to use asset or an offsetting lease obligation. A portion of the consulting services paid is allocated to rent expense and totaled $4,500 for the year ended December 31, 2022.

NOTE 4 – REGULATORY REQUIREMENTS:

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%, or 800% in the first year of operations. At December 31, 2022, the LLC had net capital of $108,256 which was $103,256 in excess of its required net capital of $5,000. The LLC's ratio of aggregate indebtedness to net capital was 10.75%.

The LLC is not required to comply with Rule 15c3-3 as the LLC is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK:

<u>Cash</u>

The LLC maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the LLC is solely dependent upon daily bank balances and the respective strength of the financial institution. The LLC has not incurred any losses on this account.

<u>Counterparty</u>

As a securities broker, the LLC is engaged (i) in selling securities as an agent for a diverse group of portfolio companies to large individual customers and institutional investors and (ii) referring customers to third part broker-dealers for the execution of securities trading for commissions. The LLC maintains agreements with the portfolio companies and unaffiliated broker-dealers ("Counterparties") that states the Counterparties are obligated to make payment to the LLC for those services defined under the contract.

As the LLC does not execute the transactions above, the LLC must rely on Counterparties to pay commissions as required by the agreement The LLC does not anticipate nonperformance by Counterparties in the above situations. The LLC's policy is to monitor its counterparty risk and to review, as necessary, the credit standing of each counterparty and portfolio LLC with which it conducts business.

NOTE 6 – INDEMNIFICATIONS:

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 7 – RELATED PARTY TRANSACTIONS:

Pursuant to a consulting agreement (the "CA") Bristal Lane Group ("BLG") was retained to provide compliance, supervision, and accounting services, as well as a location for business. Bristal Lane and LLC have a single common unitholder. For the year ended December 31, 2022, fees charged by Bristal Lane totaled $43,104. These expenses have been reflected in the Statement of Operations as Professional Fees. On December 31, 2022 there was a total of $5,021 payable to BLG under the CA.

NOTE 8 – SUBSEQUENT EVENTS:

The LLC has evaluated events and transactions that occurred after December 31, 2022 through March 30, 2023, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statement. The LLC is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 9 – COMMITMENTS AND CONTINGENCIES:

The LLC is a member of FINRA and registered with the US Securities and Exchange Commission and multiple state securities regulators. As such the LLC is susceptible to regulatory exams by all these organizations. Additionally, as the LLC retains registered representatives to sell securities to investors on behalf of portfolio companies, the LLC may be subject to arbitration or litigation. The LLC has not identified any matters that will have a material impact on the LLC's financial statements.

NOTE 10 – NOTE RECEIVABLE:

The LLC entered into a note receivable with one of its registered representatives. This note is a forgivable note with a forgiveness period of 24 months. Each month the LLC amortizes $1/24^{th}$ of the amount of the note. Total amortization expense in 2022 was $14,583, recognized as note amortization in the statement of operations.

IGM BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

NET CAPITAL:

Members' equity			$	153,679
Less non-allowable assets and deductions:				
Note receivable	$	35,417		
Due from representatives		8,123		
Prepaid expenses		1,883		
				45,423
Net capital before haircuts on securities positions				108,256
NET CAPITAL			$	108,256
AGGREGATE INDEBTEDNESS			$	11,636
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)			$	1,455
MINIMUM NET CAPITAL DOLLAR REQUIREMENT			$	5,000
MINIMUM NET CAPITAL REQUIRED			$	5,000
EXCESS NET CAPITAL			$	103,256
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL				10.75%

There was no material difference between the computation of Net Capital presented above and the Company's most recently filed Form X-17a-5, Part IIA on March 30, 2023

See the report of independent registered public accounting firm.

IGM BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)
SCHEDULE II:

COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS UNDER
SEC RULE 15c3-3
&
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS FOR CUSTOMERS UNDER
17 CFR 240.15c3-3.
DECEMBER 31, 2022

The LLC is not required to comply with Rule 15c3-3 as the LLC is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the LLC limits its business activities exclusively to: (i) effecting securities transactions via subscription on a basis where the funds are payable to the issuer or its agent and not to the LLC and (ii) receiving commissions from third party broker-dealers.



CLARK SCHAEFER HACKETT
BUSINESS ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
IGM Brokerage, LLC
Carmel, Indiana

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) IGM Brokerage, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities and referring customers to unaffiliated broker-dealers for commission sharing. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

IGM Brokerage, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IGM Brokerage, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
March 30, 2023

cshco.com

IGM BROKERAGE, LLC
Exemption Report

DECEMBER 31, 2022

IGM Brokerage, LLC (the "LLC") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the LLC states the following:

(1) The LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.1 7a-5 because the LLC limits its business activities exclusively to private placements of securities as an Agent on a Best Efforts basis and referring customers to unaffiliated broker-dealers for commission sharing, and the LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and

(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

IGM Brokerage, LLC
_____

I, Matthew Reynolds, swear (or affirm) that, to my best knowledge and belief, this

_____

Title: President

Date: March 30, 2023

484 E. Carmel Dr., #137
Carmel, IN 46032